SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Schedule 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No.      )*


                        Prometheus Income Partners
                             (Name of Issuer)


                  Units of Limited Partnership Interest
                      (Title of Class of Securities)


                               742941 10 7
                              (CUSIP Number)


                        Samuel H. Gruenbaum, Esq.
                      Cox, Castle & Nicholson, LLP
              2049 Century Park East, Twenty-Eighth Floor
                      Los Angeles, California 90067
                             (310) 277-4222
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            January 3, 1997
                 (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box ___

Check the following box if a fee is being paid with the ____statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 8 Pages

CUSIP No.   742941 10 7 13D	             Page  2   of   8   Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

PIP PARTNERS-GENERAL, LLC., a California limited liability company


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  ___
    (b)  ___


3  SEC USE ONLY




4  SOURCE OF FUNDS*
AF


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   ___


6  CITIZENSHIP OR PLACE OF ORGANIZATION
California


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
1,546 Units of Limited Partnership Interest


8  SHARED VOTING POWER
-0-


9  SOLE DISPOSITIVE POWER
1,546 Units of Limited Partnership Interest


10  SHARED DISPOSITIVE POWER
-0-


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546 Units of Limited Partnership Interest, which constitutes approximately 8.1% of the Units outstanding.* In addition, an affiliate of the Reporting Person (i.e. the sole general partner of the Issuer) owns, in its capacity as the general partner of the Issuer, a 5% interest in the distributable cash from operations of the Issuer and a 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Issuer, subject in both cases to certain priorities of the limited partners of the Issuer.


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*        ___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% of the Limited Partnership Interests.
100% of the General Partnership interests of the subject company.

14  TYPE OF REPORTING PERSON*
    00

* All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 18,995 Units outstanding, as of September 30, 1996, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996.


     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.	Security and Issuer.

	This Schedule 13D relates to units of limited partnership interest (the "Units") of Prometheus Income Partners, a California limited partnership (the "Issuer"), which has its principal executive offices at 350 Bridge Parkway, Redwood City, California 94065-1517. Its principal business currently is ownership of the Units.

Item 2.	Identity and Background.

	This Schedule 13D is filed by PIP Partners-General, LLC, a California limited liability company (the "Reporting Person").
The Reporting Person was organized as a California limited liability company for the purpose of acquiring the Units pursuant to a tender offer on Schedule 14D-1, commenced by the Reporting Person on November 8, 1996 (the "Tender Offer"). The principal executive office of the Reporting Person is at 350 Bridge
Parkway, Redwood City, California 94065-1517. The manger of the Reporting Person (the "Manager") is PromHill, Inc., a California corporation which is beneficially owned by Sanford N. Diller ("Diller"). Mr. Diller also beneficially owns substantially all of the interests in the Reporting Person. The sole officer and director of the Manager is Sanford N. Diller, who is also the beneficial owner, President, Secretary and a director of Prometheus Development Co., Inc., a California corporation and the general partner of the Issuer (the "General Partner"). The business address for Mr. Diller is 350 Bridge Parkway, Redwood City, California 94065-1517.

	For certain information concerning the executive officer and director of the Reporting Person/Manager, see Annex A to this
Schedule 13D.

	During the last five years, neither the Reporting Person nor, to the best of its knowledge, the Manager, Diller or the General Partner (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

	The total amount of the funds required by the Reporting Person to purchase 1,546 Units accepted for payment pursuant to the Tender Offer, excluding related fees and expenses, is approximately $765,270. The Reporting Person obtained such funds as a capital contribution from Diller. None of the funds used to acquire beneficial ownership were borrowed funds or otherwise obtained for the purpose of acquiring the Units.


Item 4.	Purpose of Transaction.

	The purpose of the Tender Offer was to acquire Units in the Issuer. The Tender Offer was commenced in response to the tender offer pursuant to Schedule 14D-1 of Prom Investment Partners L.L.C., a Delaware limited liability company (the "Apollo Tender Offer"), commenced on October 18, 1996. The Reporting Person and the Issuer entered into the PIP General Tender Offer Agreement, and pursuant thereto the Reporting Person commenced its Tender Offer. The Reporting Person thus offered limited partners of the Issuer (the "Limited Partners") who had a current or anticipated need or desire for liquidity to sell all or a portion of their Units to an affiliate of the General Partner if they so desired. The Reporting Person is affiliated with the General Partner and other entities which have business relationships with the Issuer, and does not intend to change current management or the operation of the Issuer and does not have current plans for any extraordinary transaction involving the Issuer. As reported by the Issuer, the apartment projects owned by the Issuer suffer from a hardboard siding problem, and the General Partner and its affiliates are experienced in handling the legal management and other aspects of similar problems experienced at other properties in which affiliates of the General Partner have an interest. The Reporting Person believes that such experience is beneficial to the Issuer in dealing with the hardboard siding problem.

	The foregoing plans of the Reporting Person could change at any time in the future. The Reporting Person and its affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any means deemed advisable.

Item 5.	Interest in Securities of the Issuer.

	(a) and (b) As of the date of this Schedule 13D, the Reporting Person beneficially owns 1,546 Units, which constitutes approximately 8.1% of the Units outstanding.** The Reporting Person has the sole power to vote and dispose of the Units. In addition, an affiliate of the Reporting Person (i.e. the sole general partner of the Issuer) owns, as the General Partner, a 5% interest in the distributable cash from operations of the Issuer and a 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Issuer, subject in both cases to certain priorities of the limited partners of the Issuer.

	(c) Except for the purchase of Units pursuant to the Tender Offer, neither the Reporting Person, the Manager, Diller, and to the best of the Reporting Person's knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the Units within the past 60 days.

** All calculations of percentages of beneficial ownership in this Schedule 13D are based on there being 18,995 Units outstanding, as of September 30, 1996, as disclosed in the Partnership's Quarterly Report on Form 10-Q for the period ended
September 30, 1996.

	(d) Except as noted in subsections (a) and (b) above, the Reporting Person has no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Units beneficially owned by the Reporting Person.

	(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	The information set forth in Item 3, Item 4 and Item 5 above, is hereby incorporated by reference herein.

	The Reporting Person and the Issuer entered into the PIP General Tender Offer Agreement dated November 4, 1996, as modified by letters from the Issuer to the Reporting Person dated November 15, 1996, December 9, 1996 and December 12, 1996 (collectively, the "Tender Offer Agreement"). The Tender Offer Agreement provided that the Reporting Person would make a competing tender offer to the Apollo Tender Offer for up to 9,000 Units.

	The Tender Offer Agreement further provided, among other things, that the Issuer agreed to disseminate, at the Issuer's expense, the Tender Offer materials to the Limited Partners and others in accordance with the rules and regulations of the SEC. In addition, the Issuer agreed to reimburse the Reporting Person for all of its legal, accounting, printing, filing, copying, mailing, solicitation and all other costs, fees and expenses incurred in connection with the Tender Offer. The Issuer also agreed to indemnify, defend, save and hold harmless the Reporting Person, its officers, directors, members, shareholders, partners, employees, attorneys, agents and representatives from and against any demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages relating to, associated with or arising from this Tender Offer, the Apollo Tender Offer, and any related proceedings.

	For further information regarding the Tender Offer Agreement, reference is hereby made to the Tender Offer Agreement, filed as Exhibit 1 hereto, which is hereby incorporated by this reference. All statements related to the Tender Offer Agreement are qualified in their entirety by reference to the terms and provisions of the Tender Offer Agreement.

	Except as described above, neither the Reporting Person, the Manager, Diller and to the best of the Reporting Person's knowledge, any of the persons listed on Annex A, nor any director or executive officer of the Manager has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Under the terms of the agreement of limited partnership of the Issuer, the General Partner, an affiliate of the Reporting Person, has various rights, duties and obligations as the General Partner with regard to the business and affairs of the Issuer.

Item 7.    Material to be Filed as Exhibits.

          Exhibit No.                 Description

              1           Agreement to Make Tender Offer,
                          dated November 4, 1996, between the
                          Issuer and the Reporting Person,
                          together with letters dated November
                          15, 1996, December 9, 1996, December
                          12, 1996 and December 18, 1996.



                          SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 17, 1997   PIP PARTNERS-GENERAL, LLC,
                           a California limited liability company

                           By:  PromHill, Inc., a California
                                corporation, its Manager


              By:  /s/ Sanford N. Diller
                     Name:  Sanford N. Diller
                     Title: President

                            ANNEX A

	EXECUTIVE OFFICERS AND DIRECTORS OF PROMHILL, INC.

	Set forth below is the name, current business address, present principal occupation, and employment history for at least the pst five years of the sole executive officer and director of PromHill, Inc., the Manager. Such person is a citizen of the United States.

	SANFORD N. DILLER. Mr. Diller beneficially owns the Manager, and has been an officer and director of PromHill, Inc. since September 24, 1985. Mr. Diller has also been the President, Secretary and a director of the General Partner since October 10, 1980, and Mr. Diller founded the General Partner and beneficially owns the General Partner. Mr. Diller received his undergraduate education at the University of California at Berkeley and his Doctor of Jurisprudence from the University of San Francisco. He has been an attorney since 1953. Since the mid-1960's, Mr. Diller has been involved in the development and/or acquisition of more than 70 properties, totaling approximately 13,000 residential units and over two million square feet of office space. Mr. Diller's business address is 350 Bridge Parkway, Redwood City, California 94065-1517.

                         EXHIBIT INDEX

   Exhibit No.                  Description

     1 Agreement to Make Tender Offer, dated November 4, 1996, between the Issuer and the Reporting Person, as modified by letters from the Issuer to the Reporting Person dated November 15, 1996, December 9, 1996 and December 12, 1996.






                            EXHIBIT 1

                AGREEMENT TO MAKE TENDER OFFER

	This Agreement, dated as of November 4, 1996, is entered into between PROMETHEUS INCOME PARTNERS, a California Limited
Partnership (the "Partnership"), and PIP PARTNERS - GENERAL, LLC, a California limited liability company ("PIP General").


                           AGREEMENT

	The parties, intending to be legally bound hereby, agree as follows:

1.	The PIP General Tender Offer

	1.1	The Terms of the PIP General Tender Offer

	PIP General agrees that on the Commencement Date (as defined below), PIP General shall make a tender offer on United States Securities and Exchange Commission ("SEC") Schedule 14D-1 Tender Offer Statement and related offers and documentation
(collectively the "PIP General Tender Offer") and file the same in accordance with the SEC's rules and regulations governing tender offers. The terms and conditions of the PIP General
Tender Offer shall be as follows:

		a.	A purchase price of $450 in cash for each unit of
limited partnership interest (the "Units") of the Partnership;

		b.	The offer will commence on November 7, 1996, or
as soon thereafter as practicable ("Commencement Date"), and will expire no sooner than 20 business days following the Commencement
Date, unless extended in the sole discretion of PIP General;

		c.	There will be no minimum number of Units required
to be tendered by holders of Units (the "Limited Partners");

		d.	The maximum number of Units that PIP General will
accept will be 9,000 Units representing 47.4% of all of the outstanding Units, or such lesser number as necessary in order to avoid termination of the Partnership under section 708 of the Internal Revenue Code of 1986, as amended, or as otherwise prohibited under the Partnership Agreement of the Partnership (the
"Partnership Agreement");

		e.	The purchase price payable by PIP General will be
offset by Partnership distributions made or declared to a selling
Limited Partner after the Commencement Date;

		f.	Each tendering Limited Partner will also grant to
PIP General a proxy to vote the tendered Units, similar to the proxy granted in the tender offer made by Prom Investment
Partners, L.L.C., a Delaware limited liability company, in connection with that certain Schedule 14D-1, dated October 18, 1996 (the "Apollo Tender Offer");

		g.	PIP General will reserve the right to extend,
terminate, amend and/or modify the PIP General Tender Offer at any time, subject to the reasonable consent of the Partnership;
and

		h.	The PIP General Tender Offer may be conditioned
upon (i) the same conditions as the Apollo Tender Offer, except for the condition contained therein that requires a minimum number of Units to be tendered, and (ii) the Partnership obtaining the consent to the transfers of Units contemplated hereby from the lender pursuant to those certain Deeds of Trust secured by the Partnership's properties and related Promissory
Notes (the "Loan Documents") or the waiver by such lender of the limitation on sales, transfers or other dispositions of Partnership interests contained in the Loan Documents to the extent such apply to the transfers contemplated by this Agreement.

	1.2	Recommendation by Partnership.  The Partnership will
file with the SEC a Schedule 14D-9 on November 4, 1996 in which the Partnership will recommend to its Limited Partners that those of the Limited Partners wishing to sell their Units should tender same to PIP General pursuant to the PIP General Tender Offer.

	1.3	Partnership Dissemination of PIP General Tender
Offer/Reimbursement of Expenses. The Partnership will, among other things, do the following:

		a.	On the Commencement Date or as soon as
practicable thereafter, promptly disseminate the PIP General Tender Offer materials to the Limited Partners and others in accordance with SEC's rules and regulations, at the Partnership's expense; and

		b.	Upon commencement of the PIP General Tender Offer
and from time to time thereafter as requested by PIP General, shall reimburse PIP General for all of its legal, accounting, printing, filing, copying, mailing, solicitation, and all other costs, fees, and expenses incurred in connection with this Agreement and the preparation and review of all schedules, forms, disclosure statements, offers, transmittals, reports, press releases, letters, memoranda, and any and all other documents or communications utilized in connection with the PIP General Tender
Offer, the partnership's response to the Apollo Tender Offer, whether or not filed with the SEC or delivered to Limited
Partners, and any other actions taken in connection with any of the foregoing. The Partnership will promptly reimburse PIP
General for the above expenses as incurred upon submission by PIP
General of requests for payment along with reasonable evidence of such expenses.

	1.4	Information Agent/Depositary.  PIP General shall
select such information agent/depositary to be utilized in connection with the PIP General Tender Offer, subject to the Partnership's reasonable approval.

	1.5	Communications/Press Releases.  All press releases and
other communications from PIP General to Limited Partners in connection with the PIP General Tender Offer shall be subject to the prior review and reasonable approval of the Partnership.

	1.6	Cooperation.  The Partnership will provide at its
expense to PIP General and its agents and representatives, as requested, copies of the partnership agreement of the Partnership currently in effect (the "Partnership Agreement") and amendments thereto, financial information related to the Partnership that is otherwise public, partner information and addresses, and all SEC and other governmental reports and filings concerning the Partnership, to the extent the same are pertinent to the contents of the PIP General Tender Offer. PIP General will provide, at the Partnership's expense, to the Partnership and its agents and representatives: (a) copies for approval by the Partnership of all SEC and other governmental reports and filings concerning the PIP General Tender Offer, as well as drafts of the PIP General Tender Offer, prior to the filing of the same with the SEC, and
(b) information about PIP General and the officers, directors, members, agents and representatives to the extent the same relates to (i) such persons' experience in the development, construction, and management of real estate projects, including dealings with hardboard sidings problems of the type being suffered by the Partnership, and (ii) other background information required pursuant to Schedule 14D-1 or 14D-9.

2.	Conditions to PIP General's Obligations.

	The obligations of PIP General to commence and effect the closing of the PIP General Tender Offer (the "Closing") shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by PIP General:

	2.1	No Injunction.  There shall not be in effect any
injunction, order or decree of a court of competent jurisdiction that restrains, prohibits or delays the PIP General Tender Offer.

	2.2	Representations, Warranties and Agreements.  (a)  The
representations and warranties of the Partnership set forth in this Agreement shall be true and correct in all material respects as of the Commencement Date and the date of Closing under the PIP Tender Offer, except to the extent such representations and warranties expressly relate to an earlier date, and (b) the Partnership shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

	2.3	No Breach or Conflicts.  There shall not be (a) any
violation of any provision of the Partnership Agreement or (b) any violation, conflict with, default or breach (or event, which notice or lapse of time or both, would constitute a default or breach) under any material agreement, contract, instrument, deed of trust or commitment to which the Partnership is party or by which it or its properties is bound or affected or (c) any violation of any statute or law or any judgment, decree, order, regulation or rule of any court or other governmental body applicable to the Partnership.



3.	Conditions to The Partnership's Obligations.

	The obligations of the Partnership to fulfill the obligations under sections 1.3, 1.6 and 7 shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by the
Partnership:

	3.1.	Representations, Warranties and Agreements.  (a)  The
representations and warranties of PIP General set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement, and (b) PIP General shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

4.	Representations and Warranties of the Partnership.

	The Partnership represents and warrants to PIP General that the Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of California; the Partnership has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of the Partnership, and this Agreement constitutes a valid and binding obligation of the Partnership, enforceable against it in accordance with its terms, except bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally, or under general principles of equity.

5.	Representations and Warranties of PIP General.

	PIP General represents and warrants to the Partnership that PIP General is a limited liability company duly organized, validly existing and in good standing under the laws of California; PIP General has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement have been duly authorized by all necessary action of PIP General, and this Agreement constitutes a valid and binding obligation of PIP General, enforceable against it in accordance with its terms, except bankruptcy, insolvency, reorganization, receivership, moratorium, and other similar laws affecting the rights and remedies of creditors generally, or under general principles of equity. It is PIP General's intent to continue the "corporate" policy of the Partnership in effect presently.

6.	Covenants and Other Agreements.

	6.1	Access.  Between the date of this Agreement and the
consummation of the PIP General Tender Offer, the Partnership shall (a) give PIP General and its authorized representatives full access to all offices and other facilities and properties of the Partnership and to the books and records of the Partnership, (b) permit PIP General to make inspections thereof, and (c) cause its officers and its advisers (including, without limitation, its auditors, attorneys, financial advisors and other consultants, agents and advisors) to furnish PIP General with such financial and operating data and other information with respect to the business and properties of the Partnership, and to discuss with PIP General and its authorized representatives the affairs of the Partnership, all as PIP General may from time to time reasonably request, except in no event shall the Partnership be obligated to do any of the foregoing if such should result in the waiver, in whole or in part, of the Partnership's attorney-client privilege as to any matter.

7.	Indemnification.

	The Partnership shall indemnify, defend, save, and hold harmless without limitation PIP General, its officers, directors, members, shareholders, partners, employees, affiliates, attorneys, agents and representatives (collectively the "Indemnitees") from and against any and all demands, claims, causes of action, lawsuits, losses, liabilities, costs, expenses and damages (including, but not limited to, travel costs, attorneys' fees and costs, associated expert fees and discovery costs of whatever nature) relating to, associated with or arising from any of the following: (a) the PIP General Tender Offer; (b) any investigation by any state or federal governmental authorities relating to the PIP General Tender Offer or the Apollo Tender Offer; (c) any administrative proceedings conducted by state or federal authorities relating to the PIP General Tender Offer or the Apollo Tender Offer; (d) any suits, legal proceedings, or other actions by any of the Limited Partners of the Partnership, whether directly or derivatively, and regardless of whether individually or as a class, relating to the PIP General Tender Offer or the Apollo Tender Offer; (e) any actions by either the bidder under the Apollo Tender Offer, any agent, representative or affiliate of such bidder, or any person associated with the bidder or such other persons under the Apollo Tender Offer; and (f) any proceedings relating to the foregoing. Any Indemnitee may defend itself with legal counsel selected by such Indemnitee and reasonably approved by the Partnership.

8.	Miscellaneous.

	8.1	Jurisdiction.  Any action or proceeding seeking to
enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of California, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of California, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

	8.2	Captions.  The captions in this Agreement are for
convenience of reference only and shall not be given any effect in the interpretation of this Agreement.

	8.3	No Waiver.  The failure of a party to insist upon
strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

	8.4	Exclusive Agreement; Amendment.  This Agreement
supersedes all prior agreements, understandings, arrangements, whether written or oral, between the parties with respect to its subject matter and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement between the parties with respect thereto. This Agreement cannot be changed or terminated except by a written instrument executed by the party or parties against whom enforcement thereof is sought; provided, however, nothing contained herein will modify, limit or in any way affect the provisions in the Partnership Agreement of the Partnership, and the rights and obligations of the General Partner and the Partnership, with regard to any matters contained in the Partnership Agreement, including, but not limited to, the rights of the General Partner and its affiliates to reimbursement of expenses and other items and indemnification as provided for in the Partnership Agreement.

	8.5	Counterparts.  This agreement may be executed in
counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

	8.6	Governing Law.  This agreement and (unless otherwise
provided) all amendments hereof and waivers and consents hereunder shall be governed by the law of the State of California without giving effect to any conflict of law provisions.

	8.7	Attorneys' Fees.  In any action or proceeding brought
by a party to enforce any provision of this Agreement, the prevailing party shall be entitled to recover the reasonable costs and expenses incurred by it in connection with that action or proceeding (including, but not limited to, attorneys' fees and expenses and expert witness fees).

	IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year shown opposite their signatures.


PROMETHEUS INCOME PARTNERS,
a California limited partnership

By:   Prometheus Development Co., Inc.,
      a California corporation
      Its general partner


By: /s/John Pringle
Its: Vice President


PIP PARTNERS - GENERAL, LLC,
a California limited liability company

By:   PromHill, Inc., a California
      corporation, its manager


By: /s/ Sanford N. Diller
Its: President


                     PROMETHEUS INCOME PARTNERS
                        350 Bridge Parkway
                    Redwood City, CA 94065-1517
                           (415) 596-5393



November 15, 1996



Mr. Sanford N. Diller
PIP Partners-General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re:  PIP Partners-General, LLC Tender Offer

Dear Sanford:

We hereby consent to and approve the amended tender offer of PIP
Partners-General, LLC described in its Amended Offer to Purchase, dated November 15, 1996, and confirm that the terms of the Agreement to Make Tender Offer dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:  PROMETHEUS DEVELOPMENT CO., INC.,
     a California corporation, its general partner


      By:  /s/ Vicki R. Mullins
           Vicki R. Mullins, Chief Financial Officer

                    PROMETHEUS INCOME PARTNERS
                        350 Bridge Parkway
                   Redwood City, CA 94065-1517
                          (415) 596-5393


December 9, 1996


Mr. Sanford N. Diller
PIP Partners-General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re:  PIP Partners-General, LLC Tender Offer

Dear Sanford:

We hereby consent to and approve the amended tender offer of PIP
Partners-General, LLC described in its Amended Offer to Purchase, dated December 9, 1996, and confirm that the terms of the Agreement to Make Tender Offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:  PROMETHEUS DEVELOPMENT CO., INC.,
     a California corporation, its general partner


     By:  /s/ Vicki R. Mullins
          Vicki R. Mullins, Chief Financial Officer





                 PROMETHEUS INCOME PARTNERS
                    350 Bridge Parkway
                 Redwood City, CA 94065-1517
                      (415) 596-5393


December 12, 1996


Mr. Sanford N. Diller
PIP Partners-General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re:  PIP Partners-General, LLC Tender Offer

Dear Sanford:

	We hereby consent to and approve the amended tender offer of PIP Partners-General, LLC described in its Amended Offer to
Purchase, dated December 12, 1996, and confirm that the terms of the Agreement to Make Tender offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:  PROMETHEUS DEVELOPMENT CO., INC.,
     a California corporation, its general partner


     By:  /s/ Vicki R. Mullins
          Vicki R. Mullins, Chief Financial Officer



PROMETHEUS INCOME PARTNERS
                    350 Bridge Parkway
                 Redwood City, CA 94065-1517
                      (415) 596-5393


December 18, 1996


Mr. Sanford N. Diller
PIP Partners-General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re:  PIP Partners-General, LLC Tender Offer

Dear Sanford:

	We hereby consent to and approve the amended tender offer of PIP Partners-General, LLC described in its Amended Offer to
Purchase, dated December 18, 1996, and confirm that the terms of the Agreement to Make Tender offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:  PROMETHEUS DEVELOPMENT CO., INC.,
     a California corporation, its general partner


     By:  /s/ Vicki R. Mullins
          Vicki R. Mullins, Chief Financial Officer